

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 2, 2017

Bart Filius
Chief Financial Officer
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium

     Re: Galapagos NV
            Form 20-F for Fiscal Year Ended December 31, 2016
            Filed March 23, 2017
            File No. 001-37384

Dear Mr. Filius:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Erin K. Jaskot, *for*

                    Suzanne Hayes
                    Assistant Director
                    Office of Healthcare and Insurance